

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2025

Gregory McCabe
Chief Executive Officer
Next Bridge Hydrocarbons, Inc.
500 W. Texas Ave., Suite 890
Midland, TX 79701

> **Re: Next Bridge Hydrocarbons, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed July 17, 2024**
> **File No. 000-56648**

Dear Gregory McCabe:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation